September 12, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Amanda Ravitz
Daniel Morris
Jeanne Bennett
Brian Cascio

Re:	Capnia, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed August 25, 2014
File No. 333-196635

Ladies and Gentlemen:

On behalf of Capnia, Inc. (the “Company”), we submit this letter in response to oral comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received via telephone on September 10, 2014 relating to the Company’s Registration Statement on Form S-1 (File No. 333-196635) filed with the Commission on August 25, 2014 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s oral comments and is filing concurrently with this letter a revised Registration Statement (the “Revised Registration Statement”) which reflects these revisions and updates and clarifies certain other information.

In this letter, we have paraphrased the oral comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Registration Statement. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

U.S. Securities and Exchange Commission

September 12, 2014

Use of Proceeds, page 7

1. In Amendment No. 5 to the Registration Statement, you estimated that $10.2 million of the net proceeds from this offering would be used for the launch of your CoSense product. In Amendment No. 6, that number was reduced to $6.3 million. Please explain how you plan to adjust for the decrease in net proceeds used for that purpose.

RESPONSE TO COMMENT 1: The Company acknowledges the Staff’s oral comment regarding the reduced budget for the CoSense launch. The Company’s plan for deploying $6.3 million on the CoSense launch includes the same number of field sales personnel as their original plan. Reductions have been made in the budgets for sales management and technical support staffing ($1.4 million) and in the budget generally allocated for launch promotion ($0.5 million). The Company has also reduced the budget allocated for investigator-sponsored clinical trials. Finally, the passage of time means that expenses for the third quarter of 2014 previously included in the estimated use of proceeds have already been spent, with these funds coming from the bridge financings that the Company completed in April and August 2014. Because these reductions do not affect the core field sales personnel headcount, the Company does not believe these reductions will materially impact their ability to generate revenue from CoSense sales.

Exhibit 5.1

2. Please revise your legal opinion in Exhibit 5.1 to include the compensatory warrant that will be issued to the representative of the underwriters and the shares of common stock underlying such warrant.

RESPONSE TO COMMENT 2: The Company acknowledge the Staff’s oral comment regarding Exhibit 5.1 and has revised the exhibit accordingly and filed it with the Revised Registration Statement.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Elton Satusky
Elton Satusky

cc:	Anish Bhatnagar
3 Twin Dolphin Drive, Suite 160
Redwood City, CA 94065

Michael Danaher
Elton Satusky
Wilson Sonsini Goodrich & Rosati
650 Page Mill Rd. Road
Palo Alto, CA 94304